, LLC

, LLC

Limited Liability Company Membership Units

th Street, Suite 1300

a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.The filing of a registration statement under the Securities Act of 1933.
c.A tender offer.
d.None of the above.

⌧

the following box if the filing is a final amendment reporting the results of the transaction: ◻

Transaction Valuation*Amount of Filing Fee**

10,676,024.10$1,239.49

For purposes of calculating the fee only, this amount is based on 11,230 limited liability company membership units (the “Units”), the number of Units of the Issuer to be converted into Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates, multiplied by $950.67, the book value per Unit computed as of March 31, 2011.

Determined by multiplying $10,676,024.10 by .00011610.

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously page:Filing Party:

Form or Registration No.:Date Filed:

Securities and exchange commission

Washington, DC 20549

__________________________________

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Heron Lake BioEnergy, LLC

(Name of Issuer)

Heron Lake BioEnergy, LLC

Granite Falls Energy, LLC

Project Viking, L.L.C.

Granite Heron Merger Sub, LLC

(Name of Person(s) Filing Statement)

Class A Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Joel M. Aschbrenner

William E. Hanigan

Dentons Davis Brown

The Davis Brown Tower

215 10th Street, Suite 1300

Des Moines, IA 50309

(515) 288-2500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed with (check appropriate box):

e.⌧The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
f.◻The filing of a registration statement under the Securities Act of 1933.
g.◻ A tender offer.
h.◻ None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ⌧

Check the following box if the filing is a final amendment reporting the results of the transaction: ◻

CALCULATION OF FILING FEE

Transaction ValuationAmount of Filing Fee*

$14,000,000.00$0.00

__________________________________

*

Determined by multiplying $14,000,000.00 by .0001091 less $1527.40 (the amount paid in a previous filing for the same transaction).

⌧

Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:$1,527.40Filing Party: Heron Lake BioEnergy, LLC

Form or Registration No.:Schedule 14ADate Filed: May 21, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Company” or “HLBE”); (b) Granite Falls Energy, LLC, a Minnesota Limited Liability Company (“GFE”); (c) Granite Heron Merger Sub, LLC, a Minnesota Limited Liability Company and a wholly owned subsidiary of GFE (“Merger Sub”); and Project Viking, L.L.C., (“Project Viking”) a Minnesota limited liability company and a wholly owned subsidiary of GFE.

GFE is the majority owner of the Company, controlling approximately 50.7% of the Company’s issued and outstanding units through GFE’s wholly owned subsidiary Project Viking. The remainder of the Company’s issued and outstanding units are held by approximately 1,200 investors (the “Minority Ownership Interest”). The Company, GFE, and Merger Sub have executed a Merger Agreement (the “Merger Agreement”), pursuant to which GFE would acquire the Minority Ownership Interest for $14,000,000.00 or approximately $0.36405 per unit. The structure of the transaction is a Merger in which Merger Sub will merge with and into HLBE, with HLBE surviving the transaction as a wholly owned subsidiary of GFE (the “Merger”). Minority Ownership Interest unitholders will obtain the right to receive cash compensation for their units (“Merger Consideration”) and will cease to be owners of HLBE. Merger Sub will cease to exist upon completion of the Merger. At the time the Merger becomes effective, 100 percent of the membership interest in the Merger Sub will be converted into and become 100 percent of the membership interests in HLBE, as the surviving company in the Merger. GFE will emerge from the transaction with sole control of the Company, owning 100% of the Company’s units directly and through GFE’s wholly owned subsidiary Project Viking.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by us pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of a special meeting at which they will be asked to approve the Merger Agreement and the transactions contemplated thereby (the “Proxy Statement”).

The information contained in the Proxy Statement relating to this special meeting of members is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Item headings contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

transaction statement

ITEM 1.Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the Proxy Statement under the caption “SUMMARY” is hereby incorporated herein by reference.

ITEM 2.Subject Company Information

(Reg. M-A 1002)

(a)	The information set forth in the Proxy Statement under the caption “SUMMARY — Parties Involved in the Merger” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Securities” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Securities” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information” is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY —The Securities” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information” is hereby incorporated herein by reference.

(e)	Not applicable. The information set forth in the Proxy Statement under the captions “SUMMARY — The Securities” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information” is hereby incorporated herein by reference.

(f)	Not applicable. The information set forth in the Proxy Statement under the captions “SUMMARY — The Securities” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information” is hereby incorporated herein by reference.

ITEM 3.Identity and Background of Filing Person

(Reg. M-A 1003(a) through (c))

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY — Parties Involved in the Merger” and “ADDITIONAL INFORMATION — Identity and Background of the Filing Persons” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY — Parties Involved in the Merger” and “ADDITIONAL INFORMATION — Identity and Background of the Filing Persons” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Identity and Background of the Filing Persons — Governors and Officers of the Filing Persons” is hereby incorporated herein by reference.

ITEM 4.Terms of the Transaction

(Reg. M-A 1004(a) and (c) through (e))

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND VOTING,” “THE SPECIAL MEETING — Required Vote,” “THE MERGER — Background of the Merger,” “THE MERGER — Effect of the Merger,” “THE MERGER — Accounting Treatment,” “THE MERGER — Material U.S. Federal Income Tax Consequences of the Merger,” and “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects” is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the Proxy Statement under the caption “THE MERGER — Effect of the Merger” is hereby incorporated by reference.

(d)	The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — No Dissenters’ Rights or Appraisal Rights,” is hereby incorporated by reference.

(e)	The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information — No Provision for Access to Company Files” is hereby incorporated herein by reference.

ITEM 5.Past Contacts, Transactions, Negotiations and Agreements

(Reg. M-A Item 1005(a) through (c) and (e))

(a)	The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Related Party Transactions”, is hereby incorporated by reference. The information in our proxy statements dated February 26, 2021, and February 21, 2020, under the Caption “REQUIRED INFORMATION — Certain Relationships and Related Party Transactions”, in our Form 8-K dated October 22, 2019, and in our quarterly report on Form 10-Q dated June 14, 2021 under the Captions “DEBT FACILITIES - Short Term Revolving Promissory Note,” and “DEBT FACILITIES - Negotiable Promissory Notes with GFE,” is hereby incorporated by reference. Additionally, the information set forth in GFE’s proxy statements dated February 26, 2021, and February 21, 2020, under the caption “REQUIRED INFORMATION — Certain Relationships and Related Party Transactions,” and GFE’s Forms 8-K dated February 22, 2021, and May 24, 2021, is hereby incorporated by reference.

(b)	The information set forth in the Proxy Statement under the captions “ADDITIONAL INFORMATION — Significant Corporate Events,” “SUMMARY —The Merger,” “THE MERGER — Background of the Merger,” “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Merger Agreement,” and “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Voting Agreements,” is hereby incorporated by reference. The information set forth in our annual report on Form 10-K dated February 26, 2021 under the caption “BUSINESS — Natural Gas Pipeline Segment,” is hereby incorporated by reference.

(c)	The information set forth in the Proxy Statement under the captions “ADDITIONAL INFORMATION — Negotiations and Contracts Involving Significant Corporate Events,” “THE MERGER — Background of the Merger,” “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Merger Agreement,” and “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Voting Agreements,” is hereby incorporated by reference. The information set forth in our quarterly report on Form 8-K filed with the SEC on October 22, 2019 is hereby incorporated by reference.

(e)	The information set forth in the Proxy Statement under the captions “ADDITIONAL INFORMATION — Agreements Involving Our Securities,” “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Merger Agreement,” and “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Voting Agreements,” is hereby incorporated by reference.

ITEM 6.Purposes of the Transaction and Plans or Proposals

(Reg. M-A Item 1006(b) and (c)(1) through (8))

(b)	The information set forth in the Proxy Statement under the captions “THE MERGER — Effect of the Merger” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information — Use of the Securities Subject to the Merger” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY — The Merger,” “THE MERGER,” “THE MERGER AGREEMENT AND VOTING AGREEMENTS,” and “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects — Effect of the Merger” and “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information — Reports to Securities Holders” is hereby incorporated by reference. The information set forth in our 8-K filed with the SEC on March 25, 2021, is hereby incorporated by reference.

ITEM 7.Purposes, Alternatives, Reasons and Effects

(Reg. M-A Item 1013)

(a)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects — Purposes of and Reasons for the Merger,” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects — Alternatives to the Merger,” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects — Purposes of and Reasons for the Merger,” is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Purpose, Alternatives, Reasons, and Effects — Effects of the Merger,” is hereby incorporated herein by reference.

ITEM 8.Fairness of the Transaction

(Reg. M-A Item 1014)

(a)	The Company reasonably believe that the transaction is fair to the Minority Ownership Interest. GFE, Merger Sub, and Project Viking have not issued an opinion regarding the fairness of the transaction. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction — Factors Considered in Determining Fairness” is hereby incorporated herein by reference.

(c)	A majority of the Minority Ownership Interest must approve of the Merger for the Merger to become effective. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction — Approval of Security Holders” is hereby incorporated herein by reference.

(d)	HLBE’s Minority Ownership Interest has been represented by independent counsel regarding the Merger. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction — Unaffiliated Representative” is hereby incorporated herein by reference.

(e)	The Merger was approved unanimously by the HLBE and GFE boards of governors, including all of the HLBE governors elected by the Minority Ownership Interest. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction — Approval of Governors” is hereby incorporated herein by reference.

(f)	No other offers have been received to purchase HLBE’s Minority Ownership Interest. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Fairness of the Transaction — No Other Offers” is hereby incorporated herein by reference.

ITEM 9.Reports, Opinions, Appraisals and Negotiations

(Reg. M-A Item 1015)

(a)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Transaction — Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Transaction — Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Fairness of the Transaction — Reports, Opinions, Appraisals and Negotiations — Availability of Fairness Opinion” is hereby incorporated herein by reference.

ITEM 10.Source and Amounts of Funds or Other Consideration

(Reg. M-A Item 1007)

(a)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing the Merger —Source of Funds” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing the Merger — Financing Conditions” is hereby incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing the Merger — Merger Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Financing the Merger —Source of Funds” is hereby incorporated herein by reference.

ITEM 11.Interest in Securities of the Subject Company

(Reg. M-A Item 1008)

(a)	The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Interests of Certain Persons in the Merger” is hereby incorporated herein by reference.

(b)	There have been no transactions involving the Company’s units in the past 60 days. The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Securities, Market, and Dividend Information — Securities Transactions” is hereby incorporated herein by reference.

ITEM 12.The Solicitation or Recommendation

(Reg. M-A Item 1012(d) and (e))

(d)	The Company reasonably believes all of the Governors of the Company intend to vote for the Merger. The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING — Voting Agreement,” “THE SPECIAL MEETING — Board of Governors Recommendations,” “THE MERGER AGREEMENT AND VOTING AGREEMENTS — The Voting Agreements,” “SPECIAL FACTORS — Fairness of the Transaction — Factors Considered in Determining Fairness,” is hereby incorporated herein by reference.

(e)	All of the Governors of the Company have recommended that members vote for the Merger. The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING — Board of Governors’ Recommendation,” and “SPECIAL FACTORS — Fairness of the Transaction,” is hereby incorporated herein by reference.

ITEM 13.Financial Statements

(Reg. M-A Item 1010(a) through (b))

(a)	The information set forth in the Proxy Statement under the captions “FINANCIAL STATEMENTS,” “ANNEX A — Selected Portions of Our Annual Report for the Fiscal Year Ended October 31, 2020 on Form 10-K,” and “ANNEX B — Quarterly Report for the period ended April 30, 2021 on Form 10-Q” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “FINANCIAL STATEMENTS — Pro Forma Financial Statements” is hereby incorporated herein by reference.

ITEM 14.Persons/Assets, Retained, Employed, Compensated or Used

(Reg. M-A Item 1009)

(a)	The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Solicitation of Proxies” is hereby incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING — Solicitation of Proxies” and “SPECIAL FACTORS — Financing the Merger — Merger Fees and Expenses” is hereby incorporated herein by reference.

ITEM 15.Additional Information

(Reg. M-A Item 1011(b) and (c))

(b) The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION — Interests of Certain Persons in the Merger — No Golden Parachute Compensation” is hereby incorporated herein by reference

(c)	The information set forth in the Proxy Statement, including all exhibits attached thereto, is hereby incorporated herein by reference.

ITEM 16.Exhibits

(Reg. M-A Item 1016(a) through (d), (f) and (g))

Exhibit No.	Exhibit

(a)(1)	Preliminary Proxy Statement of Heron Lake BioEnergy, LLC (incorporated by reference to the Schedule 14A filed by Heron Lake BioEnergy, LLC with the SEC on June 28, 2021).

(a)(2)	Notice of a Special Meeting of Members of Heron Lake BioEnergy, LLC dated June 28, 2021 (incorporated by reference to the Proxy Statement).*

(a)(3)	Form of Proxy Card (incorporated by reference to the Proxy Statement).*

(a)(4)	Annual Report on Form 10-K for the fiscal year ended October 31, 2020 and included as Annex A to the Proxy Statement (incorporated by reference to the Proxy Statement).*

(a)(5	Quarterly Report on Form 10-Q for the three months ended April 30, 2021, included as Annex B in the Proxy Statement (filed with the SEC on June 14, 2021 and incorporated herein by reference).*

(b)	None.

(c)	Business Advisory Services’ Fairness Opinion, dated May 20, 2021.

(d)(1)	Plan of Merger between Granite Heron Merger Sub, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021.

(d)(2)	Merger Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021.

(d)(3)	Voting Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021.

(d)(4)	Voting Agreement between Granite Falls Energy, LLC, and certain governors of Heron Lake BioEnergy, LLC, dated March 24, 2021.

(d)(5)	Separation Agreement dated February 17, 2021.

(d)(6)	Letter of Employment between Jeffrey Oestmann and Granite Falls Energy, LLC, dated May 20, 2021

(d)(7)	Heron Lake BioEnergy, LLC’s Current Report on Form 8-K filed October 22, 2019 (incorporated by reference).

(d)(8)	Heron Lake BioEnergy, LLC’s Current Report on Form 8-K filed March 25, 2021 (incorporated by reference).

(f)	None.

(g)	None.

* Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on June 28, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERON LAKE BIOENERGY, LLC

Date: June 28, 2021  /s/ Stacie Schuler

Stacie Schuler

Chief Financial Officer

(Principal Financial Officer)